Filed Pursuant to Rule 433
Registration No. 333-163821
March 2, 2010
Final Term Sheet
Final Terms and Conditions
Republic of South Africa
US$2,000,000,000 Fixed Rate 10 Year Notes

Issuer:	Republic of South Africa
Securities:	Global Notes
Settlement Date:	March 9, 2010 (T+5)
Expected ratings:	A3 (Moody’s) / BBB+ (S&P) / BBB+ (Fitch)
Size:	US$2,000,000,000
Format:	SEC Registered Global (No. 333-163821)
Ranking:	Unsecured
Maturity Date:	March 9, 2020
Interest Payment Dates:	March 9 and September 9, beginning September 9, 2010
Redemption:	Not redeemable by the Issuer prior to maturity
Coupon:	5.500% per annum (payable semi-annually, 30 / 360)
Re-offer price:	99.295%
Re-offer yield:	5.593%
Benchmark bond:	UST 3.625% due 02 / 2020
Benchmark cash price*:	100-00+
Benchmark yield*:	3.623%
Re-offer spread over Benchmark:	+ 197 bps
Listing:	Luxembourg Stock Exchange
Minimum denominations:	US$100,000 and integral multiples of US$1,000 in
excess thereof
CUSIP:	836205AN4
ISIN:	US836205AN45
Governing Law:	New York
Joint Lead Managers:	Deutsche Bank, Standard Bank plc
Co-Lead:	Nedbank Capital
Advisor:	Quartile Capital
B&D:	Deutsche Bank

*	Market data as of pricing
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
A prospectus supplement of the Republic of South Africa accompanies the free-writing prospectus supplement and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/932419/000095012310018658/0000950123-10-018658-index.htm.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at +1-800-503-4611; or Standard Bank Plc at +44 (0)203 145 8247